

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 21, 2013

Via E-mail
Stephen Ungar
General Counsel and Secretary
AmTrust Financial Services, Inc.
59 Maiden Lane, 6th Floor
New York, NY 10038

>   **Re: AmTrust Financial Services, Inc.**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed March 14, 2013**
>   **File No. 001-33143**

Dear Mr. Ungar:

We have limited our review of your filing to the issue addressed in our comment. Please respond to this letter by amending your filing as requested. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in a response.

After reviewing any amendment to your filing or any information you provide in response to this comment, we may have additional comments.

Proposal 3: Approval of an Amendment to our Amended and Restated Certificate of Incorporation

1. Please include a statement in this proposal, if true, that you currently have no specific plans, arrangements, understandings, etc. relating to the additional shares of authorized but unissued common stock that will result from the adoption of this proposal. Alternatively, if you do have any such plans, arrangements, understandings, etc., please note this in your proposal and describe them.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

Stephan Ungar
AmTrust Financial Services, Inc.
March 21, 2013
Page 2

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Scot Foley at (202) 551-3383 or me at (2020) 551-3715 with any questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director